SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 000-51690

Baja Mining Corp.

(Translation of registrant’s name into English)

2350 – 1177 West Hastings Street,

Vancouver, British Columbia V6E 2K3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

TABLE OF CONTENTS

1.

News Release dated March 24, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp. (Registrant)

Date: March 25, 2008	By:	/s/ John Greenslade John Greenslade President

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2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com
March 24, 2008	TSX: BAJ

PRESS RELEASE

BAJA MINING FILES ANNUAL STATEMENTS; PROVIDES PROJECT UPDATE

Baja Mining Corp. (the “Company”) announces that it has filed its Annual Audited Consolidated Financial Statements for the year ended December 31, 2007 and the related Management Discussion and Analysis. The Company has also filed its 2007 Annual Information Form.

For complete details of the December 31, 2007 Financial Statements, Management’s Discussion and Analysis and Annual Information Form, please visit the Company’s website at www.bajamining.com or SEDAR at www.sedar.com. The Company has also filed a Form 40-F Annual Report with the United States Securities and Exchange Commission, which is available on its website and on EDGAR at www.sec.gov/edgar.shtml

Brief Project Update

Recognizing the significant capital cost increases that have occurred in many recent projects, the Company and its advisors have been engaged in an in-depth capital cost review and update on the El Boleo project.  The Company has engaged the engineering firm AMEC Americas Limited of Vancouver to provide a high level independent review of the current capital cost estimate and provide a report to the Company on its findings.  Once this review is completed, the Company will announce the revised project capital costs and project economics. The Company expects to be in a position to release an updated DFS capital cost estimate in April 2008.

Long lead equipment items, including turbines, mills and the acid plant have been secured through letters of award by the Company to maintain momentum and adhere to the project schedule. The Company has secured contracts for feed preparation and metal production equipment, design and supply. Construction at the Santa Rosalia site continues with flora and fauna relocation, construction infrastructure implementation and continued mobilization of construction personnel.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

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Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s capital cost review and expectation of completion of construction financing and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.